UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.               Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Resolution on Sales of Investment Securities
     On September 18, 2009, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to sell investment securities, as follows:

1.	Issuer of Investment Securities	—	Issuer: SK C&C Co., Ltd.
		—	Representative Director: Shin Bae Kim
		—	Paid-in-capital: Won 10,000,000,000
		—	Relationship with the Company: Affiliate
		—	Number of issued and outstanding shares: 50,000,000 shares
		—	Business: Information Technology Services

2.	Details of Sales	—	Number of shares: Not applicable
		—	Sales Price: Not applicable
		—	Paid-in-capital of the Company: Won 10,804,946,865,000
		—	Ratio to paid-in-capital: Not applicable
		—	Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3.	Total number of shares owned and percentage after sales	—	Number of shares: 0 shares
		—	Percentage of ownership: 0.00%

4.	Purpose of Sales	Due to SK Corporation’s conversion to a holding company, the Company is required to sell its affiliates’ shares under the Monopoly Regulation and Fair Trade Act.

5.	Expected date of closing	Not Applicable

6.	Date of Board Resolution	—	September 18, 2009
		—	Outside Directors: 5 out of 5 in attendance
		—	Audit Committee Member: In attendance

7.	Reporting required to Korea Fair Trade Commission	No

8.	Other noteworthy matters	—	The Company intends to sell up to 15,000,000 existing common shares of SK C&C Co., Ltd., representing 30% of total issued and outstanding shares of SK C&C, in the initial public offering of SK C&C’s common shares on the Korea Exchange.
		—	The offering price will be determined through demand forecasting procedure. Shares not sold in the public offering will be sold within the period prescribed in the Monopoly Regulation and Fair Trade Act. The offer price of those shares will be determined at or above the market prices on the Korea Exchange on the date of sales.
		—	Power is vested in the Company’s Representative Director on confirmation and execution of the following matters:
		■	Number of shares to sell;
		■	Date of public offering;
		■	Determination of the offering price;
		■	Agreement with the underwriters;
		■	Time plan as to sales of shares not sold in the public offering; and
		■	Other matters in connection with the sales.
		—	The Company’s Representative Director may delegate authorities of confirmation and execution of public offering and listing to SK C&C Co., Ltd.
		—	We will publicly disclose total number of shares for sale, estimated sales price and date of sale once they are confirmed and will amend such disclosure if changes are made.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President

Date: September 30, 2009